Exhibit 99.1

FangDD Receives Nasdaq Notice Regarding Minimum Bid Requirements

SHENZHEN, China, Jan. 07, 2022 (GLOBE NEWSWIRE) -- Fangdd Network Group Ltd. (“FangDD” or the “Company”) (Nasdaq: DUO) today announced that the Company had received a notice from the Nasdaq Stock Market LLC (“Nasdaq”), dated January 4, 2022, notifying that, the Company is currently not in compliance with the minimum bid price requirement set forth under Nasdaq Listing Rule 5450(a)(1) (the “Rule”). It has resulted from the fact that the bid price of the Company’s American depositary shares (“ADSs”) closed below US$1 per share for the last 30 consecutive business days from November 19, 2021 to January 3, 2022. The Company has been granted a grace period of 180 calendar days, expiring on July 5, 2022, in which to regain compliance. The Company will regain compliance if, at any time during this 180-day period, the closing bid price of the Company’s ADSs is at least US$1 for a minimum of ten consecutive business days. In the event the Company does not regain compliance with the Rule within 180 calendar days, the Company may be eligible for additional time.

The Company intends to monitor the closing bid price of its ADSs between now and July 5, 2022 and intends to consider available options to cure the deficiency and regain compliance with the Rule’s minimum bid price requirement within the prescribed grace period. The Company’s ADSs will continue to be listed and trade on the Nasdaq Capital Market during this period, unaffected by the receipt of the written notice from Nasdaq.

This announcement is made in compliance with Nasdaq Listing Rule 5810(b), which requires prompt disclosure of receipt of a deficiency notification.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “hope,” “going forward,” “intend,” “ought to,” “plan,” “project,” “potential,” “seek,” “may,” “might,” “can,” “could,” “will,” “would,” “shall,” “should,” “is likely to” and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about the Company’s beliefs and expectations are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. All information provided in this press release is as of the date of this press release and is based on assumptions that the Company believes to be reasonable as of this date, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact:

FangDD

Ms. Linda Li

Director, Capital Markets Department

Phone: +86-0755-2699-8968

E-mail:ir@fangdd.com